Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), July 13, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on April 10, 2026, as the second tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
08/07/2026	EXM	18,000	329.7936	5,936,284.80
09/07/2026	EXM	10,000	326.0538	3,260,538.00
Total	—	28,000	328.4580	9,196,822.80

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till July 10, 2026, the total invested consideration has been:
•Euro 147,122,800.56 for No. 496,979 common shares purchased on the EXM
•USD 40,797,556.26 (Euro 35,241,239.97*) for No. 118,319 common shares purchased on the NYSE.

As of July 10, 2026 the Company held in treasury No. 18,034,969 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 9.30% of the then total issued common shares. Including the special voting shares, the Company held in treasury 9.61% of the then total issued share capital. For the avoidance of doubt, the cancellation of treasury shares, as approved by the Annual General Meeting of Shareholders of the Company held on April 15, 2026, has not yet been effectuated and therefore has not been taken into account for such calculations.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until July 10, 2026, the Company has purchased a total of 1,500,743 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 443,122,125.56.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
Email: media@ferrari.com
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